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                                                                 EXHIBIT (a)(12)

                            Press Release of Parent
                                July 27, 1999

        We have not seen the lawsuit, and hence can not comment on its specifics. However, we believe we fully complied with all legal requirements regarding our dealings with International Comfort Products and our subsequent tender offer for the outstanding shares of the company. We intend to vigorously defend ourselves in this action. We note that the press release issued by the plaintiff's attorneys does not indicate that plaintiffs are seeking to enjoin the tender offer. The offer remains open for acceptance until 12:00 midnight, Toronto time, Wednesday, July 28, 1999, unless extended or withdrawn.